[redacted]

11016978

RO1 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~65~~ 49577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Village Square II Suite 252 5100 Falls Road
(No. and Street)

Baltimore, MD 21210
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth P. Taylor, Sr. (410) 323-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard N. Colman, CPA, Auditors, PC
(Name – *if individual, state last, first, middle name*)

2 Reservoir Circle Suite 100 Baltimore, MD 21208
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth P. Taylor, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Percival Financial Partners, Ltd., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Kenneth P. Taylor, Sr. President
Title

Notary Public

ANDREA KATE MORLEY
NOTARY PUBLIC
BALTIMORE COUNTY, MD
My Commission Expires Oct. 24, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer
Name: PERCIVAL FINANCIAL PARTNERS, LTD.
Address: VILLAGE SQUARE II SUITE 252
5100 FALLS ROAD
BALTIMORE, MD 21210
Telephone: 410-323-5333
SEC Registration Number: 8-49577
FINRA Registration Number: 41813

(ii) Accounting Firm
Name: RICHARD N. COLMAN, CPA, AUDITORS, PC
Address: 2 RESERVOIR CIRCLE SUITE 100 BALTIMORE, MD 21208
Telephone: 410-653-0800
Accountant's State Registration Number: 8371

Date of PCAOB Registration Approval: December 17, 2009

(iii) Audit date covered by the Agreement: DECEMBER 31, 2010

(iv) The contractual commitment to conduct the broker's or dealer's annual audit -- (check one)

( ) is for the annual audit only for the fiscal year ending DECEMBER 31, 2010*
(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year. Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]
Name: KENNETH P. TAYLOR, SR President

Date: 02/24/2011

[signature]
ANDREA KATE MORLEY
NOTARY PUBLIC
BALTIMORE COUNTY, MD
My Commission Expires Oct. 24, 2012

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2010

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.

FINANCIAL STATEMENTS
DECEMBER 31, 2010

WITH AUDIT REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

PERCIVAL FINANCIAL PARTNERS, LTD.
DECEMBER 31, 2010
CONTENTS

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS	1
Statement of Financial Condition	2-3
Statement of Income and Retained Earnings	4
Statement of Cash Flows	5
Statement of Changes in Stockholders' Equity	6
Notes to Financial Statements	8 - 10
Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5 for a Broker-Dealer Claiming an Exemption From Securities and Exchange Commission Rule15c3-3 (k)(2)(ii)	12-13
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	14-15
Schedule of Operating Expenses	16

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

To the Board of Directors
Percival Financial Partners, Ltd.
Baltimore, Maryland

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

We have audited the accompanying statement of financial condition of Percival Financial Partners, Ltd. as of December 31, 2010, and the related statements of income and retained earnings, cash flows and changes in stockholders' equity, and related computation of net capital and schedule of operating expenses for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements, and related schedules thereto, referred to above present fairly, in all material respects, the financial position of Percival Financial Partners, Ltd. as of December 31, 2010 and the results of its operations, cash flows, changes in stockholders' equity, and related computation of net capital and schedule of operating expenses for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Richard N. Colman, CPA, Auditors, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS AUDITORS
A Professional Corporation

Baltimore, Maryland
January 14, 2011

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents (Note 1)	54,560
Accounts Receivable (Notes 1 and 2)	64,947
Employee Receivables	257,507
Prepaid Expenses	5,715
TOTAL CURRENT ASSETS	382,729
FIXED ASSETS (Note 3)	
Furniture	27,176
Office Equipment	81,457
Leasehold Improvements	8,832
TOTAL FIXED ASSETS, at cost	117,465
ACCUMULATED DEPRECIATION (Note 3)	106,084
TOTAL FIXED ASSETS, net	11,381
OTHER ASSETS	
Organizational Expense (net of $2,500 of accumulated amortization)	0
TOTAL OTHER ASSETS	0
TOTAL ASSETS	394,110

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
CURRENT LIABILITIES	
Accounts and Pension Payable (Note 1)	17,555
TOTAL CURRENT LIABILITIES	17,555
TOTAL LIABILITIES	17,555
STOCKHOLDER'S EQUITY	
Common Stock, $1 Par Value (75,000 shares authorized; 50,000 shares issued and outstanding)	50,000
Contributed Capital In Excess of Par	275,500
Retained Earnings (Deficit)	51,055
TOTAL STOCKHOLDER'S EQUITY	376,555
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	394,110

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT

The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2010

	$	%
COMMISSION INCOME	1,028,153	100.00
COST OF COMMISSIONS		
Execution Expense	64,549	6.28
Clearance Expense	69,194	6.73
Fees Expense	3,312	0.32
TOTAL COST OF COMMISSIONS	137,055	13.33
GROSS PROFIT	891,098	86.67
OPERATING EXPENSES (See Schedule)	649,716	63.19
NET INCOME (LOSS) FROM OPERATIONS	241,382	23.47
OTHER INCOME (EXPENSE)		
Dividend and Interest Income	5,588	0.54
Miscellaneous Income	0	0.00
TOTAL OTHER INCOME (EXPENSE)	5,588	0.55
NET INCOME (LOSS)	246,970	24.02
RETAINED EARNINGS (DEFICIT), Beginning	(17,648)	
S Corporation Distributions	(178,267)	
RETAINED EARNINGS (DEFICIT), Ending	51,055	

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income (Loss)	246,970
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:	
Depreciation	2,825
Dividend and Interest Income	(5,588)
Increase in Accounts Receivable	(36,025)
Decrease in Prepaid Expenses	(257)
Increase in Accounts Payable	(8,032)
Total Adjustments	(47,077)
Net Cash Provided By Operating Activities	199,893
CASH FLOWS FROM INVESTING ACTIVITIES:	
Dividend and Interest Income	5,588
Increase in Employee Receivables	(69,956)
Acquisition of Fixed Assets	(3,337)
S Corporation Distributions	(178,267)
Rounding	0
Net Cash Flows From Investing Activities:	(245,972)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Flows From Financing Activities	0
NET INCREASE (DECREASE) IN CASH	(46,079)
CASH AND CASH EQUIVALENTS, BEGINNING	100,639
CASH AND CASH EQUIVALENTS, ENDING	54,560
Interest Actually Paid	0
Taxes Actually Paid	0

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statement are an integral part of this statement.

PERCIVAL FINANCIAL PARTNERS, LIMITED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	50,000	275,500	(17,648)
Additions	0	0	0
Reductions	0	0	(178,267)
Net Income (Loss)	0	0	246,970
Ending Balance	50,000	275,500	51,055

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

THIS PAGE INTENTIONALLY LEFT BLANK

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the National Association of Securities Dealers. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Ridge Clearing & Outsourcing Solutions (formerly ADP Clearing and Outsourcing Services, Inc.). The majority of clients, both as a function of number and volume, are institutional-based money management firms managing investment portfolios on behalf of their national institutional clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

On August 1, 2006 Kenneth P. Taylor, Sr. bought the shares previously owned by Arnold Smolen and now owns 50,000 shares and is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholder.

Note 2 - ACCOUNTS RECEIVABLE

All accounts receivable were collected within the fist 15 days of 2010, hence, the allowance for doubtful accounts as of December 31, 2010 was $0.

PERCIVAL FINANCIAL PARTNERS, LTD.
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2010

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2010 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
Furniture and Fixtures	$ 27,176	$ 26,884	$ 292
Office Equipment	81,457	77,637	3,820
Leasehold Improvements	8,832	1,563	7,269
Total Fixed Assets - Cost	$ 117,465	$ 106,084	$ 11,381

Depreciation expense for the year ended December 31, 2010 was $2,825.

Note 4 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leases its office space from The Village at Cross Keys, Inc. under a three year operating lease expiring September 30, 2011. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2011	39,077
TOTAL	$ 39,077

Note 5 - OTHER COMMITTMENTS

On October 3, 2005 the Company entered into a five year agreement with Ridge Clearing & Outsourcing Solutions, Inc. (formerly ADP Clearing and Outsourcing Services, Inc.) initially expiring October 2, 2010 to provide trading and brokerage services. Trading and clearing of securities began on October 20, 2005. On November 9, 2009 Penson Financial Services, Inc. entered into an asset purchase agreement with Ridge Clearing & Outsourcing Solutions, Inc. and on June 25, 2010 Penson Financial Services, Inc. assumed the agreement between Ridge Clearing & Outsourcing Solutions, Inc. and the Company.

On October 2, 2010 this agreement, now with Penson Financial Services, Inc. has been renewed on an annual basis. The agreement will automatically renew annually.

While it is neither Management's nor Penson's intention to terminate this contract, either party can terminate the contract at any time with sixty (60) days notice.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Ridge Clearing & Outsourcing Solutions (formerly ADP Clearing and Outsourcing Services, Inc.) This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k) (2)(ii).

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $100,951 with an aggregate indebtedness to net capital ratio of 0.174.

Note 7 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the year ended December 31, 2008. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the NASD. Copies of this agreement are available upon request.

Note 8 – RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% matching contribution by the company. For the year ended December 31, 2010 this contribution is $6,332.

THIS PAGE INTENTIONALLY LEFT BLANK

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS AND AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 (k)(2)(ii)

In planning and performing our audit of the financial statements and supplemental schedules thereto of Percival Financial Partners, Ltd. as of December 31, 2010, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental information thereto and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission we have made a study of the practices and procedures including tests of such practices and procedures followed by Percival Financial Partners, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities therefore we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section B of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Securities Exchange Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Richard N. Colman, CPA, Auditors, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS AND AUDITORS
A Professional Corporation

Baltimore, Maryland
January 14, 2011

PERCIVAL FINANCIAL PARTNERS, LIMITED
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Computation of Net Capital

Total Stockholder's Equity	376,555
Deduct: Stockholder's Equity not Allowable for Net Capital	0
Stockholders' Equity Qualified for Net Capital	376,555
Add: Liabilities Subordinated to Claims of General Creditors	0
Total Capital and Allowable Subordinated Liabilities and Credits	376,555
Deductions and/or Charges:	
Non-Allowable Assets:	
Accounts Receivable Not Collected Within 30 Days	0
Furniture (Cost $27,176 less $26,885 Accumulated Depreciation)	291
Office Equipment (Cost $81,457 less $77,637 Accumulated Depreciation)	3,820
Leasehold Improvements (Cost $8,832 less $1,563 Accumulated Depreciation)	7,269
Other Assets	263,223
Total Non-Allowable Assets	274,603
Total Deductions and/or Charges:	274,603
Net Capital Before Haircuts on Securities Positions	101,952
Haircuts on Securities Positions	1,001
Total Haircuts on Securities Positions	1,001
Net Capital	100,951
Total Aggregate Indebtedness	
Accounts Payable	17,555
Total Aggregate Indebtedness	17,555
Ratio of Total Aggregate Indebtedness to Net Capital	0.174

Computation of Basic Net Capital Requirement

Net Capital per Above	100,951
Minimum Net Capital Requirement of Reporting Broker per NASD Agreement	5,000
Excess Net Capital	95,951
Excess Net Capital at 1,000% (Net Capital less 10% Aggregage Indebtedness)	99,195

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT

The notes to the financial statements are an integral part of this statement

Reconciliation with Company's Computation

Net Capital per Company's FOCUS Report	100,951
Add:	
Deduct:	
Net Capital per Above	100,951

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

PERCIVAL FINANCIAL PARTNERS, LIMITED
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2010

	$	%
OPERATING EXPENSES		
Advertising & Promotion		0.00
Automobile	18,555	1.80
Bank Service Charges	822	0.08
Consulting Expense	61,193	5.95
Contributions	52,053	5.06
Delivery, Courier and Postage	1,390	0.14
Depreciation	2,825	0.27
Dues, Subscriptions, and Publications	51,595	5.02
Employee Benefits	29,818	2.90
Entertainment	37,799	3.68
Insurance	1,234	0.12
Legal and Accounting	30,754	2.99
Office Expense	23,305	2.27
Payroll Services	1,783	0.17
Payroll Taxes	17,414	1.69
Pension Expense	6,482	0.63
Rent and Occupancy Expense (Note 4)	50,600	4.92
Salaries, Wages and Bonuses	221,919	21.58
Taxes and Licenses	3,237	0.31
Telephone and Communication	17,386	1.69
Travel	19,552	1.90
TOTAL OPERATING EXPENSES	649,716	63.17

SEE INDEPENDENT ACCOUNTANTS' AUDIT REPORT
The notes to the financial statements are an integral part of this statement

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation
2 Reservoir Circle, Suite 100
Baltimore, Maryland 21208
Phone: (410) 486-8500
FAX: (410) 653-1093

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Form SIPC-7T Transitional Assessment Reconciliation (Schedule of Assessment and Payments) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Percival Financial Partners, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Percival Financial Partners, Ltd.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Percival Financial Partners, Ltd.'s management is responsible for the Percival Financial Partners, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, if applicable, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, if applicable, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, if applicable, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed if applicable, noting no differences,.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Richard N. Colman, CPA, Auditors, PC

Richard N. Colman
CERTIFIED PUBLIC ACCOUNTANTS & AUDITORS
A Professional Corporation

Baltimore, Maryland
January 14, 2011